UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Krav Maga NYC, LLC a/k/a Fit Hit

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       New York

       Date of organization
       June 24, 2010

Physical address of issuer
122 West 27th Street, Ground Floor, New York, NY 10001

Website of issuer
www.krav-maga.nyc

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$855,612.02	$449,566.85
Cash & Cash Equivalents	$179,814.12	$448,326.50
Accounts Receivable	$0.00	$0.00
Short-term Debt	$280,634.71	$110,639.89
Long-term Debt	$0.00	$0.00
Revenues/Sales	$797,784.44	$705,519.51
Cost of Goods Sold	$267,495.50	$281,440.38
Taxes Paid	$500.00	$1,141.94
Net Income	-$110,949.65	-$214,855.83



April 30, 2019

FORM C-AR

Krav Maga NYC, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Krav Maga NYC, LLC, a New York Limited Liability Company (the "***Company***", as well as references to "***we***", "***us***" or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.krav-maga.nyc no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Krav Maga NYC, LLC (the "***Company***" or "***Krav Maga***") is a New York limited liability company, formed on June 24, 2010. The Company is currently also conducting business under the name of 'Krav Maga Academy'.

Krav Maga is a military self-defense and fighting system developed for the Israel Defense Forces (IDF) and Israeli security forces that derived from a combination of techniques sourced from various martial arts along with realistic fight training.

The founder and chief instructor of Krav Maga Academy, Matan Gavish, is a former Krav Maga officer for a special-ops unit in the Israeli Defense Forces in charge of training Krav Maga, Close Combat, and Counter Terrorism to hundreds of Special Ops soldiers. He has trained US Navy Seals, US Army Rangers and is actively working with NYPD Tactical Training Unit in design, practice and implementation of Krav Maga to the New York Police Academy.

The Company is located at 122 West 27th Street, Ground Floor, New York, NY 10001.

The Company's website is www.krav-maga.nyc. The information available on or through our website is not a part of this Form C-AR.

The Business

Krav Maga offers fitness and self-defense training in an upscale facility. The Company provides classes, seminars, and private training. Clients can choose between purchasing a monthly unlimited membership model or packages of 10, 20 or 30 individual classes.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company could be subject to personal injury claims related to the use of its clubs.

Members or guests could assert claims of personal injury in connection with their use of the Company's services and facilities. Currently, the Company has blanket accident insurance for all accident liability. However, it cannot guarantee that the insurance will successfully prevent the Company from liability. If the Company cannot successfully defend any large claim or maintain our general liability insurance on acceptable terms or maintain adequate coverage against potential claims, its financial results could be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Matan Gavish, the Managing Member of the Company. The Company intends to enter into employment agreements with Matan Gavish although there can be no assurance that it will do so or that Matan Gavish will continue to be employed by the Company for a particular period of time. The loss of Matan Gavish could harm the Company's business, financial condition, cash flow, and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Matan Gavish to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Matan Gavish dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

The Company is subject to government regulation. Changes in these regulations or a failure to comply with them could have a negative effect on the Company's financial condition.
The Company's operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our fitness centers are located, including:
- general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe provisions of membership contracts and that govern the advertising, sale, financing and collection of membership fees and dues; and
- state and local health regulations and building codes.

If the Company fails to comply with these statutes, rules and regulations, it could suffer fines or other penalties. These may include regulatory or judicial orders enjoining or curtailing aspects of our operations. It is difficult to predict the future development of such laws or regulations, and although the Company is not aware of any proposed changes, any changes in such laws could have a material adverse effect on our financial condition and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:
- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand; and
- shifts in geographic concentration of customers, supplies and labor pools.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could

decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the fitness industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

BUSINESS

Description of the Business
We offer fitness and self-defense training in an upscale facility. We provide classes, seminars, and private training. Clients can choose from a monthly membership and an a-la-carte menu for individual classes and packages.

Business Plan and History of Business
Founded in 2010, the Krav Maga Academy has quickly gained recognition as a premier location in Manhattan for self-defense training. In 2014, the Company made a strategic pivot to become a "fitness first" studio, rather than one solely focused on the self-defense aspects of Krav Maga, given the "violent" nature of the discipline. The pivot enabled the Company to grow into a profitable studio that generated over $1 million in revenue in the twelve months following the switch. From 2014 to 2016, client reservations grew from 9,000 to 14,000.

In December 2017, the founders behind Krav Maga Academy announced its next phase of growth — Fit Hit. Fit Hit is looking to change how combat-fitness is taught today. This new program will seek to empower clients using Krav Maga Academy's proven curriculum but also focusing more on self-confidence without the tension and aggression of a typical Krav Maga studio. We believe this more personalized fitness-first model will appeal to a much broader audience.

Further, the Company plans to relocate and launch Fit Hit in a new 9,000 square-foot state-of-the-art facility located in the Chelsea/Flatiron district, a burgeoning boutique fitness hub in Manhattan. The Fit Hit studio is currently under construction.

The Company also contemplates buying combat training equipment and certain other assets of 'Virtic Industries, LLC' in consideration of a seven percent (7%) membership interest in the Company. The Company would acquire all of Virtic Industries, LLC's rights, title and interest in all assets owned by it, including its inventory, goodwill, machinery, molds, chemical compounds and intellectual property. The transaction would, however exclude accounts receivables and cash. The parties have executed a binding letter of intent dated January 3, 2018 but no subsequent binding agreement has been entered into as of the date of this Form C-AR.

The Company plans to use its existing client base for a strong opening and use its public relations, marketing, social media, various ad platforms, word-of-mouth referrals, and the high foot traffic of its location to attract more clients. The Company will use direct outreach to companies and organizations to create corporate deals, events, and custom seminars. The Company will seek to maximize profits from each client by offering ancillary products such as branded retail merchandise, drinks/shakes/juice at our juice bar, and private training. The Company is designating a separate area for personal training that will have an upscale look and feel. It will also hold educational and fun seminars to constantly drive traffic and maximize exposure. The Company's goal is then to expand Fit Hit to every major city and compete directly with the fitness studios there.

The Company's Products and/or Services

Product / Service	Description	Current Market
Classes	Teaching self-defense and fitness for up to 60 participants per class.	Primarily men and women ages 22 to 34 who are looking to get in better physical shape and learn how to defend themselves
Personal Training	One-on-one training with clients	Men and women ages 22 to 34 who are looking to get in better physical shape and learn how to

		defend themselves and do not feel comfortable in class environment
Retail Items	Apparel and gear	Existing clients
Corporate Seminars	Focused subject matter training	Corporations and organizations of all sizes

We are opening a new facility, which will offer a juice-bar, high-level amenities, and human-like punching bags reserved for each student.

We run our classes on-location at our facility as well as being hosted by organizations and corporations for seminars at their locations.

Competition
The Company's primary competitors are other boutique fitness facilities located in New York City.

Krav Maga Academy has been a notable force in the Krav Maga world in New York City, running more classes to more clients than many of its competitors. As we transition into competing in the boutique fitness world, our competition grows beyond just the martial arts studios. Competitors will include other fitness/spinning/cross-fit/kickboxing studios. In order to effectively compete, we have built one of the largest facilities in Midtown Manhattan (almost 9,000 square feet), increasing the numbers of instructors and weekly classes, and introducing new technology - a redesigned punching bag in the shape of a person with human-like movement. Another competitive advantage is the caliber of the instructors - we have a direct line of recruitment from military special forces units.

Customer Base
Our customers are primary young professionals, men and women, ages 24 to 34 in the NYC area.

Intellectual Property
The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company's operations and business practices are subject to federal, state and local government regulations in the various jurisdictions in which our fitness centers are located, including:
- general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe provisions of membership contracts and that govern the advertising, sale, financing and collection of membership fees and dues; and
- state and local health regulations and building codes.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 122 West 27th Street, Ground Floor, New York, NY 10001.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matan Gavish

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member, 2010 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Member, Krav Maga NYC, LLC, 2010 – Present. As the Managing Member, Matan is in charge of all financial, operational and strategic direction of the company. Matan also Develops the curriculum, teaching processes, customer service and sales processes.

Education
Bachelor of Arts, Columbia University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Matan Gavish

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member, 2010 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing Member, Krav Maga NYC, LLC 2010 – Present. As the Managing Member Matan is in charge of all financial, operational and strategic direction of the company. Matan also Develops the curriculum, teaching processes, customer service and sales processes.

Education
Bachelor of Arts, Columbia University

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is currently authorized to issue membership interest ("*Membership Interests*" or "*Interests*"), pursuant to the Company's Amended and Restated Operating Agreement (the "*Amended and Restated Operating Agreement*"), dated February 19, 2019 and the Articles of Organization of the Company (the "*Articles of Organization*").

The following is summary of the rights of our Membership Interests as provided in our Amended and Restated Operating Agreement and Articles of Organization.

Membership Interests

On June 30, 2010, the Company and its initial members first entered into the Limited Liability Company Operating Agreement of Krav Maga LLC (the "*Company Operating Agreement*", as amended), which governs the covenants and conditions upon which holders of issued and outstanding membership interests in the Company may vote, be transferred and/or sold. The Company Operating Agreement was amended and restated on February 19, 2018.

Voting Rights

Members of the Company are granted certain attendant rights, preferences and obligations as well as the right to receive distributions, the right to participate in the management or affairs of the Company and the right to vote on, consent to or otherwise participate in any decision of the members in the manner memorialized in the Company Operating Agreement, as amended. As described more fully therein, decisions relating to the issuance of Membership Interests, the significant expenditure of Company resources, and similar decisions of a material nature concerning the Company shall be made by the consent and approval of Members holding more than fifty percent (50%) of the outstanding Membership Interests.

Anti-Dilution Rights

Please refer to the 'Current Capitalization' section below.

Allocation of Profits & Losses

Net profits and losses are allocated among members in proportion to their percentage ownership of Membership Interests in the Company.

Restriction on Transfer

Members are prohibited from transferring their interest in the Company and from substituting an assignee in their place, except by operation of law, unless such transfer is expressly authorized in accordance with the terms of the Operating Agreement.

The Company has issued the following outstanding securities:

As of the date of this Form C-AR, the Company's Membership Interests are owned as follows: Mr. Gavish owns 59.79% of the Interests, Ms. Scheinberg owns 19.50% of the Interests, Mr. Komjathy owns 3.57% of the Interests, Mr. Clarke owns 3.57% of the Interests, Mr. Wolfson owns 0.89% of the Interests, Mr. Bezalel owns 1.97% of the Interests, Mountaintop owns 8.03% of the Interests and Ronin owns 2.68% of the Interests.

Offerings History

Pursuant to the Company's Operating Agreement dated June 30, 2010, Matan Gavish was issued Membership Interests in the Company in exchange for his contribution of $1.00 and other good and valuable consideration, including, but not limited to, management services he provided to the Company, Ethan Ruby was issued Interests in exchange for his capital contribution of $75,000.00 and Kim Scheinberg was issued Interests in exchange for her capital contribution of $125,000.00. Upon execution of the Operating Agreement, Mr. Gavish owned 52% of the Interests, Mr. Ruby owned 23% of the Interests and Ms. Scheinberg owned 25% of the Interests.

On or about May 20, 2016, Mr. Ruby transferred 3.25% of his Interests to Mr. Gavish and Scheinberg transferred 5.25% of her Interests to Gavish. Upon the transfer of those Interests, Gavish owned 55.25% of the Interests, Ruby owned 19.75% of the Interests and Scheinberg owned 19.75% of the Interests.

On September 28, 2016, the Company redeemed all of Mr. Ruby's Interests in the Company in exchange for a payment of $75,000.00. Upon the redemption of Mr. Ruby's Interests, Mr, Gavish owned 75.39% of the Interests and Ms. Scheinberg owned 24.61% of the Interests.

On June 27, 2017, the Company issued Interests to Gabor Komjathy in exchange for his capital contribution of $100,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 72.70% of the Interests, Ms. Scheinberg's ownership was diluted to 23.73% of the Interests and Mr. Komjathy was issued 3.57% of the Interests. Pursuant to Mr. Komjathy's Agreement with the Company, Mr. Komjathy's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

On July 21, 2017, the Company issued Interests to Steven Clarke in exchange for his capital contribution of $100,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 70.01% of the Interests, Ms. Scheinberg's ownership was diluted to 22.85% of the Interests, Mr. Komjathy owned 3.57% of the Interests and Clarke was issued 3.57% of the Interests. Pursuant to Mr. Clarke's Agreement with the Company, Mr. Clarke's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

On July 21, 2017, the Company issued Interests to Adam Wolfson in exchange for his capital contribution of $25,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 69.34% of the Interests, Ms. Scheinberg's ownership was diluted to 22.63% of the Interests, Mr. Komjathy owned 3.57% of the Interests, Mr. Clarke owned 3.57% of the Interests and Mr. Wolfson was issued 0.89% of the Interests. Pursuant to Mr. Wolfson's Agreement with the Company, Mr. Wolfson's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

On December 8, 2017, the Company issued Interests to Omri Bezalel in exchange for his capital contribution of $1.00 and other good and valuable consideration, including, but not limited to, the services he provides to the Company. Also, on December 8, 2017, the Company issued Interests to Mountaintop Productions, LLC in exchange for its capital contribution of $225,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 61.81% of the Interests, Ms. Scheinberg's ownership was diluted to 20.16% of the Interests, Mr. Komjathy owned 3.57% of the Interests, Mr. Clarke owned 3.57% of the Interests, Mr. Wolfson owned 0.89% of the Interests, Mr. Bezalel was issued 1.97% of the Interests and Mountaintop was issued 8.03% of the Interests. Pursuant to Mr. Bezalel's Agreement with the Company, Mr. Bezalel's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017. Pursuant to Mountaintop's Agreement with the Company, Mountaintop's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

Mountaintop tendered the first $125,000.00 of its capital contribution to the Company on or about December 8, 2017. The balance of its capital contribution will be paid in the following installments: (i) $37,600 payable upon the Company obtaining a total capitalization of $492,000 from and after May 1, 2017; (ii) $37,600 payable upon the Company obtaining a total capitalization of $542,000 from and after May 1, 2017; and (iii) $24,800 payable upon the Company obtaining a total capitalization of $592,000 from and after May 1, 2017.

On February 19, 2018, the Company issued Interests to Ronin Solutions LLC in exchange for its capital contribution of $75,000.00. As a result thereof, Mr. Gavish's ownership was diluted to 59.79% of the Interests, Ms. Scheinberg's ownership was diluted to 19.50% of the Interests, Mr. Komjathy owned 3.57% of the Interests, Mr. Clarke owned 3.57% of the Interests, Mr. Wolfson owned 0.89% of the Interests, Mr. Bezalel owned 1.97% of the Interests, Mountaintop owned 8.03% of the Interests and Ronin was issued 2.68% of the Interests. Pursuant to Ronin's Agreement with the Company, Ronin's Interests cannot be diluted until the Company raises $800,000 in new capital investments calculated from and after May 1, 2017.

The Virtic Acquisition

On January 6, 2018, the Company and Virtic Industries, LLC ("**Virtic**") entered into a binding letter of intent for the acquisition of Virtic in consideration of a seven percent (7.0%) membership interest in the Company. The Company would acquire all of Virtic Industries, LLC's rights, title and interest in all assets owned by it, including its inventory, goodwill, machinery, molds, chemical compounds and intellectual property. The transaction would, however exclude accounts receivables and cash. Notwithstanding the anti-dilution protection afforded to Gabor Komjathy, the Company's members' membership interests would be diluted as a result of this transaction. As of the date of this Form C-AR, no subsequent binding agreement has been entered into.

Crowd Notes

On April 27, 2018 (the "**Date of Issuance**"), the Company closed its Regulation Crowdfunding Offering through the intermediary First Democracy VC. In this offering of securities pursuant to Regulation Crowdfunding, Section 4(a)(6) of the Securities Act of 1933, as amended, the Company issued 75 "**Crowd Note**s" for $1.00 per security (where the "**Purchase Price**" means the $1.00 times the number of Crowd Note purchased by purchaser). The Company raised an aggregate of $53,301 from 75 Crowd Note purchasers in this offering. Additionally, First Democracy VC received a number of Crowd Note Units of the issuer equal to two percent (2%) of the total number of Crowd Notes sold by the issuer. The proceeds of this offering were allocated for general marketing, construction, research and development, equipment purchases, intermediary fees, campaign marketing expenses or related reimbursements.

The Crowd Notes are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Pursuant to the terms of the Crowd Notes, the securities will convert in the following circumstances:

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

a. If the Crowd Note holder is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Crowd Note holder is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to or in connection with the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

Conversion Mechanics

Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; provided however, that if the Crowd Note holder is not a Major Investor, the Crowd Note holder shall receive units of Shadow Series with certain limited rights.

Conversion Price with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Discount**" means 20.0%.

"**Valuation Cap**" means $2,800,000.00.

"**Major Investor**" shall mean any Crowd Note holder in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price

"**Corporate Transaction**" shall mean:
   i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership units of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or
   iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Crowd Note holders in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Crowd Note holders in proportion to their Purchase Price.

Maturity Date
The Securities do not have a maturity date.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the holder pursuant to a Corporate Transaction.

Voting and Control
The Crowd Note holder acknowledges that if they are not a Major Investor, they shall have limited voting, information and inspection rights.

Crowd Note holders granted an irrevocable proxy to First Democracy VC to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Crowd Note holders.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Dilution
Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the Crowd Note holder's stake in the Company could be diluted due to the Company issuing additional membership interests. In other words, when the Company issues more membership interests (or additional equity interests), the percentage of the Company that the holder of Crown Notes owns will go down, even

though the value of the Company may go up. This increase in number of membership interests outstanding could result from an offering of equity securities (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising incentive options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into membership interests in the Company.

Restrictions on Transfer
Any Crowd Notes sold pursuant to Regulation CF may not be transferred by any Crowd Note holder of such securities during the one-year holding period beginning when the Crowd Notes were issued, unless such Crowd Notes were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Crowd Note holder or the equivalent, to a trust controlled by the Crowd Note holder, to a trust created for the benefit of a family member of the Crowd Note holder or the equivalent, or in connection with the death or divorce of the Crowd Note holder or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

In addition to the foregoing restrictions, prior to making any transfer of the Crowd Notes or any securities into which they are convertible, such transferring Crowd Note holder must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

In addition, the Crowd Note holder may not transfer the Crowd Notes or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the membership units into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Crowd Notes do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough units authorized to issue upon the conversion of the Crowd Notes, because the amount of units to be issued is based on the occurrence of future events.
- The Crowd Note holder agrees to take any and all actions determined in good faith by the Company's Managing Member to be advisable to reorganize this instrument and any units of Company's membership interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

Debt
On June 16, 2016, the Company entered into a forty-eight (48) month term loan agreement with Citibank, N.A., in the amount of $100,000, bearing interest rate of 6.5% per annum, with monthly payments of $2,371.50 including both principle and interest. The current balance of the loan is $30,000.00. The Company has no other outstanding debt.

Line of Credit
The Company has a Business Line of Credit with a credit limit of $50,000.00 with Chase Bank. The principal balance as of the date of this Form C-AR is $45,000.

Ownership
A majority of the Company is owned by a few people. Those people are: Matan Gavish (59.79%) and Kim Scheinberg (19.50%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Matan Gavish	59.79%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company intends to improve profitability in the next 12 months by:
- Finishing construction on the new nearly 9,000 square-foot location
- Increase class capacity
- Increase class offering
- Increase personal training area and services
- Increase branding, marketing, advertising, PR, and social media presence

The Company incurred total operating expenses of $586,843.31 and $604,420.41 for the years ended December 31, 2017 and 2018, respectively. In 2017, the Company generated $424,079.13 in gross profit, resulting in a net loss of $214,855.83. In 2018, the Company generated revenue in the amount of $797,784.44 and $530,288.94 in gross profit, resulting in a net loss of $110,949.65. Substantially all of our revenue is generated from our member subscriptions at the Company academy and on the Company website, http://krav-maga.nyc/.

Office Expenses
The Company incurred office expenses of $5,519.22 and $4,395.46 for the years ended December 31, 2018 and 2017, respectively.

Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $42,836.71 and $6,623.91 for the years ended December 31, 2018 and 2017, respectively.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since inception.

Liquidity and Capital Resources
The Company has achieved profitability. We currently have $179,814.12 in cash on hand.

The Company's monthly burn rate is approximately $00.00.

Lease
In June of 2017, the Company entered into a lease agreement for gym space. The lease term is scheduled to expire after 120 months. Monthly lease obligations under the lease range from $26,436.00 to $37,337.00.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION
The Company's offering of securities that closed on April 27, 2018 was the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualification under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Matan Gavish, certify that the financial statements of Krav Maga NYC, LLC included in this Form are true complete in all material respects.

/s/Matan Gavish
(Signature)

Matan Gavish
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Matan Gavish
(Signature)

Matan Gavish
(Name)

Managing Member
(Title)

April 30, 2019
(Date)

EXHIBIT A

Financial Statements

Krav Maga NYC LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
BOA Checking #1747	3,315.58
Chase Checking #7594	1,051.96
Chase Savings #7342	166,093.58
Citi Checking #5147	9,353.00
Total Checking/Savings	179,814.12
Other Current Assets	
Loan to Gabor Komjathy	30,000.00
Total Other Current Assets	30,000.00
Total Current Assets	209,814.12
Fixed Assets	
Accumulated Depreciation	(59,123.48)
Leasehold Improvements	527,719.51
Machinery & Equipment	173,721.87
Total Fixed Assets	642,317.90
Other Assets	
Security Deposit	3,480.00
Total Other Assets	3,480.00
TOTAL ASSETS	**855,612.02**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Card #6856	52,572.52
Total Credit Cards	52,572.52
Other Current Liabilities	
Ascentium Loan Payable	106,354.62
Chase LC #1003	32,055.42
Citi LC #7004	40,567.28
Loan Payable Crowd Funding Inv.	48,569.93
Sales Tax Payable	14.94
Taxes Payble	500.00
Total Other Current Liabilities	228,062.19
Total Current Liabilities	280,634.71
Total Liabilities	280,634.71
Equity	
Partners Capital	338,926.96
Partners Contributions	347,000.00
Net Income	(110,949.65)
Total Equity	574,977.31
TOTAL LIABILITIES & EQUITY	**855,612.02**

Krav Maga NYC LLC
Profit & Loss A/c
January through December 2018

	Jan - Dec 18	% of Income
Ordinary Income/Expense		
Income		
Returns and Allowences	(4,400.66)	(0.6)%
Sales	802,185.10	100.6%
Total Income	797,784.44	100.0%
Cost of Goods Sold		
Fitness Supplies	20,643.45	2.6%
Trainers	246,852.05	30.9%
Total COGS	267,495.50	33.5%
Gross Profit	530,288.94	66.5%
Expense		
Advertising and Promotion	54,639.38	6.8%
Bank Service Charges	4,345.01	0.5%
Cleaning	12,195.50	1.5%
Commission	30.00	0.0%
Computer and Internet Expenses	17,867.97	2.2%
Credit Card Processing Fees	18,764.52	2.4%
Dues & Subscriptions	6,632.73	0.8%
Employee Benefits	15,998.98	2.0%
Freight and Shipping	1,173.55	0.1%
Guaranteed Payments	3,166.51	0.4%
Insurance Expense	16,890.47	2.1%
Local Transportation	119.44	0.0%
Marketing Expense	42,836.71	5.4%
Meals	545.42	0.1%
Office Expenses	5,519.22	0.7%
Parking & Tolls	167.00	0.0%
Payroll Fee	2,195.00	0.3%
Payroll Taxes	6,346.62	0.8%
Pension Expenses	517.35	0.1%
Postage and Delivery	2,266.71	0.3%
Professional Fees	136,476.81	17.1%
Rent Expense	149,922.39	18.8%
Repairs and Maintenance	1,345.24	0.2%
Salaries	60,409.38	7.6%
Security Expense	4,585.00	0.6%
Seminar Expense	250.00	0.0%
Supplies	26,147.45	3.3%
Telephone Expense	3,332.78	0.4%
Utilities	2,609.17	0.3%
Vehicle Expense	6,455.64	0.8%
Website Maintenance	668.46	0.1%
Total Expense	604,420.41	75.8%
Net Ordinary Income	(74,131.47)	(9.3)%
Other Income/Expense		
Other Income		
Interest Income	108.78	0.0%
Sales tax Rebate	17.67	0.0%

	Jan - Dec 18	% of Income
Total Other Income	126.45	0.0%
Other Expense		
Depreciation Expense	9,641.96	1.2%
Health Insurance	526.51	0.1%
Interest Expense	26,276.16	3.3%
Taxes	500.00	0.1%
Total Other Expense	36,944.63	4.6%
Net Other Income	(36,818.18)	(4.6)%
Net Income	**(110,949.65)**	**(13.9)%**

Krav Maga NYC LLC
Statement of Cash Flows

	Jan 2 - Dec 31, 18
OPERATING ACTIVITIES	
Net Income	(110,949.65)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Loan to Gabor Komjathy	(30,000.00)
Chase Card #6856	16,883.46
Ascentium Loan Payable	106,354.62
Chase LC #1003	23,442.57
Citi LC #7004	(24,934.53)
Loan Payable Crowd Funding Inv.	48,569.93
Sales Tax Payable	(321.23)
Net cash provided by Operating Activities	29,045.17
INVESTING ACTIVITIES	
Accumulated Depreciation	9,641.96
Leasehold Improvements	(525,719.51)
Machinery & Equipment	(125,000.00)
Security Deposit	(3,480.00)
Net cash provided by Investing Activities	(644,557.55)
FINANCING ACTIVITIES	
Partners Contributions:M Gavish	172,000.00
Partners Contributions:Ronin Solutions LLC	75,000.00
Partners Contributions:Sergio Capana	100,000.00
Net cash provided by Financing Activities	347,000.00
Net cash increase for period	(268,512.38)
Cash at beginning of period	448,326.50
Cash at end of period	**179,814.12**

Krav Maga NYC LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Checking 0996	26.48
Checking 7594	(4,520.66)
Checking BOA	1,567.58
Citibank Checking	57,811.00
Money Market at Chase LOC	393,442.10
Total Checking/Savings	448,326.50
Total Current Assets	448,326.50
Fixed Assets	
Accumulated Depreciation	(49,481.52)
Leasehold Improvements	2,000.00
Machinery & Equipment	48,721.87
Total Fixed Assets	1,240.35
TOTAL ASSETS	**449,566.85**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Ink Credit Card	35,689.06
Total Credit Cards	35,689.06
Other Current Liabilities	
Chase LOC-1003	8,612.85
Citi LOC	65,501.81
Sales Tax Payable	336.17
Taxes Payble	500.00
Total Other Current Liabilities	74,950.83
Total Current Liabilities	110,639.89
Total Liabilities	110,639.89
Equity	
Partners Capital	203,781.79
Partners Contributions	350,001.00
Net Income	(214,855.83)
Total Equity	338,926.96
TOTAL LIABILITIES & EQUITY	**449,566.85**

Krav Maga NYC LLC
Profit & Loss A/c
January through December 2017

	Jan - Dec 17	% of Income
Ordinary Income/Expense		
Income		
Returns and Allowences	(5,045.00)	(0.7)%
Sales	710,564.51	100.7%
Total Income	705,519.51	100.0%
Cost of Goods Sold		
Fitness Supplies	12,509.97	1.8%
Trainers	268,930.41	38.1%
Total COGS	281,440.38	39.9%
Gross Profit	424,079.13	60.1%
Expense		
Advertising and Promotion	36,767.33	5.2%
Bank Service Charges	3,355.96	0.5%
Books & Publications	181.51	0.0%
Cleaning	11,315.60	1.6%
Computer and Internet Expenses	7,410.23	1.1%
Credit Card Processing Fees	22,389.01	3.2%
Dues & Subscriptions	3,575.85	0.5%
Employee Benefits	2,150.00	0.3%
Filing Fee	6,171.80	0.9%
GP- M Gavish	2,688.52	0.4%
GP -K Scheinberg	3,000.00	0.4%
Insurance Expense	16,372.97	2.3%
Local Transportation	1,216.37	0.2%
Marketing Expense	6,623.91	0.9%
Meals Furnished for Employees	3,749.55	0.5%
Office Expenses	4,395.46	0.6%
Office Supplies	8,097.19	1.1%
Parking & Tolls	1,267.00	0.2%
Payroll Expenses	2,959.19	0.4%
Payroll Fee	780.00	0.1%
Postage and Delivery	718.61	0.1%
Professional Fees	144,741.08	20.5%
Rent Expense	253,078.22	35.9%
Repairs and Maintenance	1,989.14	0.3%
Salaries	23,905.16	3.4%
Seminar Expense	200.00	0.0%
Telephone Expense	4,193.99	0.6%
Travel Expense	2,540.53	0.4%
Utilities	2,520.53	0.4%
Vehicle Expense	6,195.10	0.9%
Website Maintenance	2,293.50	0.3%
Total Expense	586,843.31	83.2%
Net Ordinary Income	(162,764.18)	(23.1)%
Other Income/Expense		
Other Income		
Interest Income	87.25	0.0%

Krav Maga NYC llc

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-116,847.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	6,800.00
Ink Credit Card	-4,096.15
BOA LOC 7310	-20.23
CITIBANK Loan Account	65,501.81
Credit Line at Chase 1003	8,612.85
Sales Tax Payable	208.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**77,006.56**
Net cash provided by operating activities	**$ -39,840.84**
INVESTING ACTIVITIES	
Accumulated Depreciation	16,754.52
Furniture and Equipment	-10,860.29
New Location	-92,271.44
Security Deposits	0.00
Net cash provided by investing activities	**$ -86,377.21**
FINANCING ACTIVITIES	
Investment	225,000.00
Mountain Top Productions	125,000.00
Opening Balance Equity	-252,847.29
Owners Contribution	18,599.17
Owners Draw	-5,535.00
Partner Buyout	75,000.00
Partner Distribution	112,698.50
Partners Capital	203,781.79
Retained Earnings	-468,473.29
Net cash provided by financing activities	**$33,223.88**
NET CASH INCREASE FOR PERIOD	**$ -92,994.17**
Cash at beginning of period	547,251.89
CASH AT END OF PERIOD	**$454,257.72**

	Jan - Dec 17	% of Income
Total Other Income	87.25	0.0%
Other Expense		
Charitable Contribution	2,650.00	0.4%
Depreciation Expense	34,293.00	4.9%
Fines & Penalties	51.10	0.0%
Health Insurance	5,275.88	0.7%
Interest Expense	8,766.98	1.2%
Taxes	1,141.94	0.2%
Total Other Expense	52,178.90	7.4%
Net Other Income	(52,091.65)	(7.4)%
Net Income	**(214,855.83)**	**(30.5)%**